ATCO
GROUP

Corporate Office


05005536

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.matheson@atco.com

January 20, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549


PROCESSING
SECTION
RECEIVED
JAN 31 2005
179
SEC MAIL
WASH. D.C.

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 - Declaration of Dividends, and press release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Matheson, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU.NV	0.55	CAD	01/20/2005	02/09/2005	03/01/2005
CU.X	0.55	CAD	01/20/2005	02/09/2005	03/01/2005
CU.PR.T	0.368750	CAD	01/20/2005	02/09/2005	03/01/2005
CU.PR.V	0.33125	CAD	01/20/2005	02/09/2005	03/01/2005
CU.PR.D	0.4125	CAD	01/20/2005	02/09/2005	03/01/2005
CU.PR.A	0.3625	CAD	01/20/2005	02/09/2005	03/01/2005
CU.PR.B	0.375	CAD	01/20/2005	02/09/2005	03/01/2005

Filed on behalf of the Issuer by:

Name: Sharlene Matheson
Phone: 403-292-7912
Email: sharlene.matheson@atco.com
Submission Date: 01/20/2005 14:26:18
Last Updated: 01/20/2005 14:26:18

FILE NO. 82-34744



CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE

Canadian Utilities Limited Declares Quarterly Dividend

CALGARY, January 20, 2005 - The Board of Directors of Canadian Utilities Limited, an ATCO Company, today declared a first quarter dividend of 55.0 cents per Class A non-voting and Class B common share, a 3.8% increase over the 53.0 cents paid in each of the previous four quarters. The dividend is payable March 1, 2005, to shareholders of record on February 9, 2005.

The Board also declared the following Cumulative Redeemable Second Preferred Share Dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2005)	Payment Date (2005)
Series Q 5.90%	CU.PR.T	0.368750	9-Feb	01-Mar
Series R 5.30%	CU.PR.V	0.331250	9-Feb	01-Mar
Series S 6.60%	CU.PR.D	0.412500	9-Feb	01-Mar
Series W 5.80%	CU.PR.A	0.362500	9-Feb	01-Mar
Series X 6.00%	CU.PR.B	0.375000	9-Feb	01-Mar

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K.M. (Karen) Watson
Senior Vice President
and Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502